                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 11-K



(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

For the fiscal year ended                  DECEMBER 31, 1994
                           -------------------------------------------------

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

    Commission File Number                      0-14951
                                                -------


                    BUTLER SERVICE GROUP, INC. 401(K) PLAN A
                    ----------------------------------------
                              (Full name of plan)


                           BUTLER INTERNATIONAL, INC.
                           --------------------------
             (Exact name of registrant as specified in its charter)


                    MARYLAND                      06-1154321
         -------------------------------     -------------------
         (State or other jurisdiction of      (I.R.S. Employer
         incorporation or organization)      Identification No.)


               110 Summit Avenue, Montvale, New Jersey    07645
              (Address of principal executive offices)  (Zip Code)


       Registrant's telephone number, including area code  (201) 573-8000
                                                           --------------



 Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   X  .   No      .
    -----       -----

BUTLER SERVICE GROUP, INC.
401(K) PLAN A
- --------------------------



TABLE OF CONTENTS
- --------------------------------------------------------------------------------

                                                                              Page
                                                                              ----
INDEPENDENT AUDITORS' REPORT                                                     1


FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of December 31, 1994
   and 1993                                                                      2

   Statements of Changes in Net Assets Available for Benefits for the Years
   ended December 31, 1994 and 1993                                              3

   Notes to Financial Statements                                               4-9


SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 1994:

   Item 27a of Form 5500 - Schedule of Assets Held for Investment Purposes   10-15

   Item 27d of Form 5500 - Schedule of Reportable Transactions                  16


INDEPENDENT AUDITORS' REPORT


Trustees
Butler Service Group, Inc.
401(k) Plan A
Montvale, New Jersey


We have audited the accompanying statements of net assets available for benefits of Butler Service Group, Inc. 401(k) Plan A as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1994, and (2) reportable transactions for the year ended December 31, 1994 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1994 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


June 26, 1995

BUTLER SERVICE GROUP, INC.
401(K) PLAN A
- --------------------------

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1994 AND 1993
- --------------------------------------------------------------------------------

                                                              1994             1993
                                                              ----             ----
ASSETS:

Investments at fair value / contract value (Note B)        $15,076,784      $ 9,987,186
Contributions receivable, employees                            566,809          540,254
Accrued interest                                                98,139          100,766
Other                                                              -             10,247
                                                           -----------      -----------
       Total Assets                                         15,741,732       10,638,453
                                                           -----------      -----------
LIABILITIES:

Accrued expenses                                                 7,082            3,947
                                                           -----------      -----------
       Total Liabilities                                         7,082            3,947
                                                           -----------      -----------
NET ASSETS AVAILABLE FOR BENEFITS                          $15,734,650      $10,634,506
                                                           ===========      ===========

See notes to financial statements

BUTLER SERVICE GROUP, INC.
401(K) PLAN A
- --------------------------


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
- --------------------------------------------------------------------------------

                                                       Year Ended December 31,
                                                    ------------------------------
                                                       1994                1993
                                                       ----                ----
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
 Contributions by participants                      $ 7,709,190         $ 5,566,398
 Investment income                                      474,692             352,296
 Net realized and unrealized appreciation
   in investments                                        47,136             289,831
 Other                                                  -                   -
                                                    -----------         -----------

   Total Additions                                    8,231,018           6,208,525
                                                    -----------         -----------


DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
 Distributions to participants                        3,454,375           1,939,971
 Investment management fees                             116,278              67,413
 Other expenses                                         -                        27
                                                    -----------         -----------

   Total Deductions                                   3,570,653           2,007,411
                                                    -----------         -----------

NET TRANSFERS IN (OUT) WITH BUTLER SERVICE
 GROUP, INC. 401(K) PLAN B                              439,779             (80,871)
                                                    -----------         -----------

NET INCREASE IN NET ASSETS AVAILABLE FOR
 BENEFITS                                             5,100,144           4,120,243

NET ASSETS AVAILABLE FOR BENEFITS,
 BEGINNING OF YEAR                                   10,634,506           6,514,263
                                                    -----------         -----------

NET ASSETS AVAILABLE FOR BENEFITS,
 END OF YEAR                                        $15,734,650         $10,634,506
                                                    ===========         ===========

See notes to financial statements

BUTLER SERVICE GROUP, INC.
401(K) PLAN A
- --------------------------

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994 AND 1993
- --------------------------------------------------------------------------------

A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    1. The accompanying financial statements are prepared on the accrual basis of accounting and are presented in accordance with the Employee Retirement Insurance Security Act of 1974 ("ERISA").

    2. Certificates of deposit are stated at contract value. US Government obligations and equity investments are stated at fair value as determined by quoted market prices.

B.  INVESTMENTS HELD UNDER MASTER TRUST AGREEMENT

        The Butler Service Group, Inc. Master Trust held the assets of the Butler Service Group, Inc. 401(K) Plan A and 401(K) Plan B at December 31, 1993. The assets of the Master Trust and items of income and expense have been allocated between the two participating plans at and for the year ended December 31, 1993 based upon the value of the participants balances in Plan A and Plan B as a percent of the total Master Trust value.

        Effective January 1, 1994 the Butler Service Group, Inc. 401(K) Plan A and Plan B were merged (Note C).

        At December 31, 1993, the investments of the Master Trust at fair value/contract value were allocated as follows:

                                                                  % of Total
                                                                  ----------
           Butler Service Group, Inc 401(K) Plan A    $9,987,186       96.0%
           Butler Service Group, Inc 401(K) Plan B       412,889        4.0%
                                                     -----------
                                                     $10,400,075      100.0%
                                                     ===========

    Plan investments are summarized as follows:

                                                           December 31,
                                                  --------------------------
                                                      1994           1993
                                                      ----           ----
     Fixed Income Fund:
       Fixed Income Fund - Certificates of
          deposit at fair value                   $ 7,371,000    $ 5,965,000
       Cash and cash equivalents                       54,390         15,408
       Loans to participants                          101,157         69,041
                                                  -----------    -----------

    Total Fixed Income Fund                         7,526,547      6,049,449
                                                  -----------    -----------

    Equity Fund:
       Equity Account - US Government
          obligations at fair value                    81,620        138,160
       Equity Account - Stocks
          at fair value                             3,283,354      1,733,080
       Cash and cash equivalents                      609,345      1,686,367
       Loans to participants                           50,570         36,113
                                                  -----------    -----------

    Total Equity Fund                               4,024,889      3,593,720
                                                  -----------    -----------

    Butler International ("BI") - Stock Fund:
       BI - Stock Account - Common
          stocks at fair value                      1,367,688        736,889
       Cash and cash equivalents                        6,838            268
       Loans to participants                           26,635         16,377
                                                  -----------    -----------

    Total BI - Stock Fund                           1,401,161        753,534
                                                  -----------    -----------

BUTLER SERVICE GROUP, INC.
401(K) PLAN A
- --------------------------

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994 AND 1993
- --------------------------------------------------------------------------------

                                                         December 31,
                                                      1994           1993
                                                      ----           ----
    Balanced Fund:
       Equity Account - US Government
          obligations at fair value                   281,825         -
       Equity Account - Stocks
          at fair value                               477,359         -
       Cash and cash equivalents                        9,249         -
       Loans to participants                            8,231         -
                                                  -----------    -----------

    Total Balanced Fund                               776,664         -
                                                  -----------    -----------

    International Fund:
       Equity Account - Stocks
          at fair value                             1,211,054         -
       Cash and cash equivalents                      101,393         -
       Loans to participants                            6,453         -
                                                  -----------    -----------

    Total International Fund                        1,318,900         -
                                                  -----------    -----------

    Distribution Account:
       Cash and cash equivalents                       28,623          3,372
                                                  -----------    -----------

    Total Investments, at fair value/contract
      valuE                                       $15,076,784    $10,400,075
                                                  ===========    ===========


    Net realized and unrealized appreciation in
      investments for the year ended
      December 31, 1993:
       U.S. government obligations                                   ($2,478)
       Equity investments                                            301,874
                                                                 -----------
           Total                                                 $   299,396
                                                                 ===========
    Investment income for the year ended December 31, 1993:
       Interest                                                  $   303,054
       Dividends                                                      61,285
           Total                                                 -----------
                                                                 $   364,339
                                                                 ===========

C. PLAN DESCRIPTION

     On July 1, 1990, Butler Service Group, Inc. established a 401(K) Plan which was adopted by its wholly-owned subsidiaries. The 401(K) Plan is a continuation of the Butler Service Group, Inc. Investment Savings Plan and is designed to provide an incentive for employees of the company to save regularly through payroll deductions and possible matching contributions by the Company.

     Effective January 1, 1992, all employees are eligible to participate in the Butler Service Group, Inc. 401(K) Plan. Also effective January 1, 1992, the Butler Service Group, Inc. 401(K) Plan was divided into two plans, Plan A and Plan B. The terms and conditions of Plan A and Plan B are substantially similar except that Plan A and Plan B cover different groups of employees. Generally, Plan B covers certain non-highly compensated employees of Butler Telecom, Inc., Butler Service Group, Inc. Contract Technical Services (U.S.) and Butler Fleet Services, Inc. Plan A covers the Company's other employees. Effective January 1, 1994 Plan A and Plan B were merged.

     Through December 31, 1993 there were three investment funds offered under the 401(K) Plan - the Fixed Income Fund, the Equity Fund, and the BI Stock Fund which is a qualified employer security under ERISA. Effective January 1, 1994, two new investment funds were added - the Balanced Fund, which invests 60 to 65% in equities and 35 to 40% in government bonds and cash equivalents, and the International Fund which generally invests in securities of foreign issuers located in Europe, the Pacific Rim, Canada and Central and South America.

     A participant in the 401(K) Plan has the choice of saving on a before-tax basis, by payroll deduction, any amount from 1% to 20% (in whole percentages) of total payroll each payroll period, an "elective deferral contribution." By law, the elective deferral contribution, per participant, under this Plan and all similar plans is limited to $7,000 during any calendar year, as adjusted for cost-of-living increase ($9,240 for 1994). In addition, the elective deferral contribution for a highly compensated employee (an employee earning over $66,000 for 1994), during the year relative to the elective deferral contributions of other participants of the Plan could exceed the amount permitted by law. Should this occur, the elective deferral contributions of the highly compensated employees may be reduced during the Plan year to the extent necessary to satisfy the legal limitation or any excess deferral contributions may be recharacterized or refunded after the end of the Plan year.

     A participant may allocate a specified percentage of the contribution in any or all of the five funds in multiples of 10%.

     The Company is not required to make any contributions to the Plan, but the Company may decide, at its sole discretion, to make a matching contribution for a Plan year. For any Plan year that the Company decides to make a matching contribution, it will deposit in the BI Stock Fund an amount which will be allocated in proportion to the elective deferral contributions made by the Plan participants for that Plan year. There were no Company contributions made in 1994 and 1993.


     Each participant may be permitted to change the elective deferral contribution rate by completing the Change in Status Form and filing it with the Plan's Administrative Committee. The elective deferral contribution rate will be adjusted as soon as administratively possible after the Committee receives and processes the Change in Status Form.


     A participant may fully discontinue the elective deferral contribution as of the first day of any month by written notice to the Plan's Administrative Committee at least fifteen days before the date on which the discontinuance is to take effect. A discontinuance of the elective deferral contribution is only permitted once during any Plan year and will automatically require the discontinuance of any Company matching contributions to the Matching Contribution Account. The elective deferral contribution may be resumed as of any January, April, July, or October 1 by written notice to the Committee at least fifteen days before a participant intends for the contributions to be resumed.

     Participants may withdraw funds while employed only from accounts in which they are fully vested after attaining age 59 1/2. Prior to attaining age 59 1/2 a withdrawal may be made only on account of financial hardship. Only one withdrawal may be requested during any Plan year for reasons other than financial hardship. The minimum amount available for a withdrawal is $500. If the participant has an outstanding loan, the amount of funds available for withdrawal may be limited. Withdrawals may be made as of any January 1, April 1, July 1, or October 1 from any of the funds in which the participant's accounts are invested. A participant will have a 100% vested interest in all accounts upon retirement at or after age 65, in the event of a permanent disability or in the event of death prior to termination of employment. Upon termination of employment, the value of the vested accounts will be paid in a lump sum. After completing three years of service with the Company, a participant is entitled to the full value of the Matching Contribution Account.

     In the event the Plan is terminated, all participants will be 100% vested in all their accounts and benefits will be payable strictly under the terms of the Plan. Benefits under defined contribution plans of the 401(K) type are not insured by the Pension Benefit Guaranty Corporation.

D. BENEFITS PAYABLE

     The amounts payable to the Plan participants who have terminated or withdrawn from the plan were $922,036 and $533,996 at December 31, 1994 and 1993, respectively.

E. TAX STATUS

     The Internal Revenue Service has determined that the Plan, prior to amendment to include the 401(K) feature, is a qualified plan under Section 401(a) of the Code with an associated trust exempt from tax under Section 501(a). The most recent favorable letter of determination on the qualified status of the Plan was issued by the Internal Revenue Service on January 24, 1991. On May 9, 1995 the sponsor requested a determination letter from the Internal Revenue Service on the Plan's continued qualified status. The Plan sponsor and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, there is no provision for income taxes in the financial statements.

F. CHANGE OF PLAN TRUSTEE

     Effective October 1, 1993, the Plan changed trustees from Dean Witter Trust Company to Paine Webber Trust Company.

G.  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY FUND

 December 31, 1994            Fixed        Equity        BI-      Balanced   International   Distribution
 -----------------            Income        Fund        Stock       Fund         Fund          Account           Total
                              ------       ------       -----     --------    ------------   ------------        -----
 Assets:
  Investments in Master
   Trust, at fair
   value/contract value     $7,526,547   $4,024,889   $1,401,161    $776,664     $ 1,318,900        $28,623    $15,076,784
  Contributions receivable,    227,097      151,895       47,586      58,744          81,487              -        566,809
  Accrued interest              98,139            -            -           -              -               -         98,139
                            ----------   ----------   ----------    --------     -----------        -------    -----------
    Total Assets             7,851,783    4,176,784    1,448,747     835,408       1,400,387         28,623     15,741,732
                            ----------   ----------   ----------    --------     -----------        -------    -----------
 Liabilities:
  Accrued expenses               3,802        2,132          121         363             664              -          7,082
                            ----------   ----------   ----------    --------     -----------        -------    -----------
    Total Liabilities            3,802        2,132          121         363             664              -          7,082
                            ----------   ----------   ----------    --------     -----------        -------    -----------
    Net assets available
     for benefits           $7,847,981   $4,174,652   $1,448,626    $835,045     $ 1,399,723        $28,623    $15,734,650
                            ==========   ==========   ==========    ========     ===========        =======    ===========

 December 31, 1993            Fixed        Equity        BI-      Distribution
 -----------------            Income        Fund        Stock       Account        Total
                              ------       ------       -----     ------------     -----
 Assets:
  Investments in Master
   Trust, at fair
   value/contract value     $5,795,485    3,463,241      725,230    $  3,230     $ 9,987,186
  Contributions receivable,    279,765      225,685       34,804           -         540,254
  Accrued interest             100,766            -            -           -         100,766
  Other                              -       10,247            -           -          10,247
                            ----------   ----------   ----------    --------     -----------
    Total Assets             6,176,016    3,699,173      760,034       3,230      10,638,453
                            ----------   ----------   ----------    --------     -----------
 Liabilities:
  Accrued expenses               3,834            -          113           -           3,947
                            ----------   ----------   ----------    --------     -----------
    Total Liabilities            3,834            -          113           -           3,947
                            ----------   ----------   ----------    --------     -----------
    Net assets available
     for benefits           $6,172,182   $3,699,173     $759,921    $  3,230     $10,634,506
                            ==========   ==========   ==========    =========    ===========

H. STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND

 Year Ended December 31, 1994      Fixed          Equity         BI-     Balanced  International Distribution
 ----------------------------      Income          Fund         Stock      Fund        Fund         Account     Total
                                   ------         ------        -----    --------  ------------- ------------   -----
 Additions:
  Contributions by participants   $3,240,600     $2,309,586  $  627,341  $618,083  $   909,272     $ 4,308   $7,709,190
  Investment income                  366,259         82,562         328    11,686       13,101         756      474,692
  Net realized and unrealized
   appreciation (depreciation)
   in investments                     52,825       (192,012)    255,664   (18,808)     (50,533)          -       47,136
                                  ----------     ----------  ----------  --------   ----------     -------  -----------
   Total Additions                 3,659,684      2,200,136     883,333   610,961      871,840       5,064    8,231,018
                                  ----------     ----------  ----------  --------   ----------     -------  -----------
 Deductions:
  Distribution to participants     1,848,520      1,184,644     213,952    91,320      136,276     (20,337)   3,454,375
  Investment management fees          16,352         75,019       2,783     8,118       13,856         150      116,278
                                  ----------     ----------  ----------  --------   ----------     -------  -----------
   Total Deductions                1,864,872      1,259,663     216,735    99,438      150,132     (20,187)   3,570,653
                                  ----------     ----------  ----------  --------   ----------     -------  -----------
  Net Transfers                     (119,013)      (464,994)     22,107   323,522      678,015         142      439,779

  Net increase in assets           1,675,799        475,479     688,705   835,045    1,399,723      25,393    5,100,144

  Net assets available for
   benefits, beginning of year     6,172,182      3,699,173     759,921           -         -        3,230   10,634,506
                                  ----------     ----------  ----------  --------   ----------     -------  -----------
  Net assets available for
   benefits, end of year          $7,847,981     $4,174,652  $1,448,626  $835,045   $1,399,723     $28,623  $15,734,650
                                  ==========     ==========  ==========  ========   ==========     =======  ===========

 Year Ended December 31, 1993      Fixed          Equity         BI-    Distribution
 ----------------------------      Income          Fund         Stock     Account      Total
                                   ------         ------        -----   ------------   -----
 Additions:
  Contributions by participants   $2,990,955     $2,179,179  $  396,264  $      -   $5,566,398
  Investment income                  286,018         66,048          96       134      352,296
  Net realized and unrealized
   appreciation in investments         3,811        143,326     142,694         -      289,831
                                  ----------     ----------  ----------  --------   ----------
   Total Additions                 3,280,784      2,388,553     539,054       134    6,208,525
                                  ----------     ----------  ----------  --------   ----------
 Deductions:
  Distribution to participants     1,090,270        751,204      98,497         -    1,939,971
  Investment management fees          14,058         51,433       1,865        57       67,413
  Other                                   27           -              -         -           27
                                  ----------     ----------  ----------  --------   ----------
   Total Deductions                1,104,355        802,637      100,362       57    2,007,411
                                  ----------     ----------  ----------  --------   ----------
  Net Transfers                      102,658       (159,773)    (26,909)    3,153      (80,871)

  Net increase in assets           2,279,087      1,426,143     411,783     3,230    4,120,243

  Net assets available for
   benefits, beginning of year     3,893,095      2,273,030     348,138         -    6,514,263
                                  ----------     ----------  ----------  --------   ----------
  Net assets available for
   benefits, end of year          $6,172,182     $3,699,173  $   759,921 $  3,230  $10,634,506
                                  ==========     ==========  =========== ========  ===========

BUTLER SERVICE GROUP, INC.
401(K) PLAN

ITEM 27a of FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1994
- --------------------------------------------------------------------------------

                                                             Fair Value/
                                      Interest   Maturity     Contract
             Description                Rate       Date         Value        Cost
             -----------              --------   --------    -----------     ----
Cash and Cash Equivalents:
  Cash                                                           $1,644       $1,644
  PW Retirement Money Fund                                       88,727       88,727
  Sansom St. Money Market Portfolio                             719,467      719,467
                                                             ----------   ----------
                                                             $  809,838   $  809,838
                                                             ==========   ==========


US Government Obligations:
  Federal National Mortgage Assoc.                              $81,620      $87,808
  Federal National Mortgage Assoc.                               59,688       64,934
  U.S. Treasury Note                     6.50%   05/97 -
                                                    05/01        55,451       56,567
  U.S. Treasury Note                     7.50%   11/15/01        55,020       57,778
  U.S. Treasury Note                     7.50%   05/15/02        55,967       58,732
  U.S. Treasury Note                     7.25%    05/04 -
                                                    05/06        55,699       57,313
                                                             ----------   ----------
                                                             $  363,445   $  383,133
                                                             ==========   ==========

Certificates of Deposit:
  FCC National Bank                      5.75%   12/18/95        $6,000       $6,000
  FCC National Bank                      6.40%   03/04/96        26,000       26,000
  Continental Bank                       4.70%   09/30/96         5,000        5,000
  FCC National Bank                      4.80%   10/21/96        30,000       30,000
  Continental Bank                       5.25%   01/21/97        22,000       22,000
  Continental Bank                       6.40%   02/12/97         8,000        8,000
  Continental Bank                       4.55%   03/31/97         3,000        3,000
  MBNA America                           4.90%   06/30/97        50,000       50,000
  MBNA America                           4.75%   08/18/97        90,000       90,000
  Continental Bank                       5.20%   08/19/97       150,000      150,000
  MBNA America                           4.70%   09/02/97        40,000       40,000
  Continental Bank                       5.00%   10/07/97        50,000       50,000
  Continental Bank                       5.65%   11/12/97        90,000       90,000
  Continental Bank                       5.70%   01/13/98       275,000      275,000
  Continental Bank                       5.55%   01/27/98        20,000       20,000
  Ponce Fed. Bank                        5.00%   07/14/98        90,000       90,000
  LaSalle National Bank                  4.15%   10/28/98       180,000      180,000
  Greenwood Trust Co.                    4.95%   11/03/98        90,000       90,000
  Greenwood Trust Co.                    5.00%   11/24/98       360,000      360,000
  LaSalle National Bank                  4.55%   11/24/98        90,000       90,000
  Continental Bank                       7.10%   04/29/99        15,000       15,000
  Europeon American Bank                 6.15%   05/25/99        60,000       60,000
  Europeon American Bank                 6.10%   06/08/99        20,000       20,000
  Europeon American Bank                 6.00%   06/22/99         9,000        9,000
  Continental Bank                       5.80%   08/19/99        45,000       45,000
  Continental Bank                       5.60%   09/23/99        20,000       20,000
  Continental Bank                       5.70%   10/07/99       135,000      135,000
  Continental Bank                       6.30%   12/23/99         3,000        3,000
  Continental Bank                       6.15%   01/13/00       330,000      330,000
  Continental Bank                       6.10%   01/20/00       170,000      170,000

BUTLER SERVICE GROUP, INC.
401(K) PLAN

ITEM 27a of FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1994
- --------------------------------------------------------------------------------

                                                             Fair Value/
                                      Interest   Maturity     Contract
             Description                Rate       Date         Value        Cost
             -----------              --------   --------    -----------     ----
  Continental Bank                       5.60%   04/07/00       105,000      105,000
  Continental Bank                       5.65%   04/14/00       126,000      126,000
  Continental Bank                       5.40%   04/21/00        17,000       17,000
  Continental Bank                       5.40%   04/28/00         3,000        3,000
  Continental Bank                       5.50%   05/12/00       275,000      275,000
  Continental Bank                       5.50%   05/26/00        20,000       20,000
  Greenwood Trust Co.                    5.10%   10/27/00        90,000       90,000
  Greenwood Trust Co.                    5.45%   11/17/00        45,000       45,000
  Greenwood Trust Co.                    5.40%   12/15/00        12,000       12,000
  Greenwood Trust Co.                    5.40%   12/22/00       270,000      270,000
  Greenwood Trust Co.                    5.35%   01/19/01        15,000       15,000
  Greenwood Trust Co.                    5.40%   02/02/01        12,000       12,000
  LaSalle National Bank                  6.35%   06/08/01        50,000       50,000
  Continental Bank                       7.20%   05/28/02        40,000       40,000
  Continental Bank                       7.25%   06/10/02        35,000       35,000
  Continental Bank                       7.05%   07/01/02        10,000       10,000
  Continental Bank                       6.75%   07/29/02        55,000       55,000
  Continental Bank                       6.40%   08/26/02        30,000       30,000
  Continental Bank                       6.20%   09/23/02         6,000        6,000
  Continental Bank                       6.75%   11/04/02        35,000       35,000
  Continental Bank                       6.75%   11/12/02        45,000       45,000
  Continental Bank                       6.80%   12/02/02        24,000       24,000
  Continental Bank                       6.70%   12/23/02        33,000       33,000
  Continental Bank                       6.65%   12/30/02        14,000       14,000
  Continental Bank                       6.55%   01/13/03        25,000       25,000
  Continental Bank                       6.55%   01/21/03        18,000       18,000
  Continental Bank                       6.50%   01/27/03        98,000       98,000
  Continental Bank                       6.40%   02/03/03        18,000       18,000
  Continental Bank                       6.30%   02/10/03        10,000       10,000
  Continental Bank                       6.20%   02/18/03        20,000       20,000
  Continental Bank                       5.70%   03/17/03       165,000      165,000
  Continental Bank                       6.00%   06/09/03       220,000      220,000
  Greenwood Trust Co.                    5.50%   10/27/03        90,000       90,000
  Greenwood Trust Co.                    5.75%   11/10/03        45,000       45,000
  Greenwood Trust Co.                    5.90%   11/17/03        48,000       48,000
  Greenwood Trust Co.                    6.00%   12/22/03        20,000       20,000
  Greenwood Trust Co.                    6.00%   12/29/03        10,000       10,000
  LaSalle National Bank                  5.30%   01/05/04        12,000       12,000
  Greenwood Trust Co.                    5.80%   01/20/04         6,000        6,000
  LaSalle National Bank                  5.30%   01/26/04       305,000      305,000
  Greenwood Trust Co.                    5.85%   01/26/04        39,000       39,000
  Greenwood Trust Co.                    6.00%   02/17/04       230,000      230,000
  LaSalle National Bank                  6.05%   03/16/04        20,000       20,000
  LaSalle National Bank                  6.05%   03/23/04       260,000      260,000
  LaSalle National Bank                  6.05%   03/30/04         9,000        9,000
  LaSalle National Bank                  6.50%   04/20/04       254,000      254,000
  LaSalle National Bank                  6.65%   04/27/04        10,000       10,000
  LaSalle National Bank                  6.45%   05/04/04        35,000       35,000
  LaSalle National Bank                  6.65%   05/25/04        16,000       16,000

BUTLER SERVICE GROUP, INC.
401(K) PLAN

ITEM 27a of FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1994
- --------------------------------------------------------------------------------

                                                             Fair Value/
                                      Interest   Maturity     Contract
             Description                Rate       Date         Value        Cost
             -----------              --------   --------    -----------     ----
  LaSalle National Bank                  6.35%   06/01/04        90,000       90,000
  LaSalle National Bank                  6.45%   06/22/04       248,000      248,000
  LaSalle National Bank                  6.55%   06/29/04        10,000       10,000
  Greenwood Trust Co.                    7.00%   07/20/04       225,000      225,000
  LaSalle National Bank                  6.50%   07/27/04        15,000       15,000
  Greenwood Trust Co.                    6.80%   07/27/04        15,000       15,000
  Greenwood Trust Co.                    7.05%   08/24/04        80,000       80,000
  Greenwood Trust Co.                    7.05%   08/31/04         8,000        8,000
  Greenwood Trust Co.                    7.10%   09/21/04         4,000        4,000
  Greenwood Trust Co.                    7.10%   09/28/04       229,000      229,000
  Greenwood Trust Co.                    7.20%   10/12/04         4,000        4,000
  Greenwood Trust Co.                    7.25%   10/19/04         8,000        8,000
  Greenwood Trust Co.                    7.25%   10/26/04        90,000       90,000
  Greenwood Trust Co.                    7.40%   11/02/04        25,000       25,000
  Greenwood Trust Co.                    7.75%   11/23/04       246,000      246,000
  LaSalle National Bank                  7.35%   11/30/04         5,000        5,000
  LaSalle National Bank                  7.15%   12/14/04        12,000       12,000
  LaSalle National Bank                  7.20%   12/21/04       225,000      225,000
                                                             ----------   ----------
                                                             $7,371,000   $7,371,000
                                                             ==========   ==========

Loans to Participants                 7.0% -     03/95 -
                                         9.5%       09/04    $  193,046   $  193,046
                                                             ==========   ==========
                                                             Fair Value/
                                                              Contract
Common Stocks:                                    Shares        Value        Cost
                                                  ------     -----------     ----
  ABT Building Products Corp.                       1,610    $   22,540   $   41,984
  Advanta Corp.                                     1,140        28,785       39,210
  AES Corp.                                         3,162        61,659       64,283
  AKZO Nobel ADR                                      469        27,261       26,474
  Alcan Aluminum Ltd                                  570        14,464       13,857
  Aluminum Co. America                                170        14,726       13,192
  Amgen Inc.                                          170        10,030        9,350
  Archer Daniels Midland Co.                        1,020        21,037       20,710
  Astra AB Sponsored ADR                            1,016        25,899       25,451
  Automotive Ind.                                   1,690        34,222       43,831
  Banco Bilbao Vizcaya                              1,549        37,950       36,854
  Bank of Boston Corp.                                280         7,245        7,251
  Barclays PLC ADR                                  1,291        49,381       46,200
  BBC Brown Boveri Ltd                                308        26,524       26,225
  Bergesen DYA                                      1,741        42,212       38,881
  Brunswick Corp.                                     665        12,552       15,485
  Capital Cities/ABC Inc.                             170        14,493       13,999
  Caremark Int'l Inc.                               4,100        70,212       77,900
  Caterpillar Inc.                                    120         6,615        6,375
  Cato Corp.                                        3,290        23,853       35,368
  Chase Manhattan Corp.                               250         8,594        9,420
  Chemical Bank Corp.                               2,300        82,512       89,960

BUTLER SERVICE GROUP, INC.
401(K) PLAN

ITEM 27a of FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1994
- --------------------------------------------------------------------------------

                                                             Fair Value/
                                                              Contract
                                                  Shares        Value        Cost
                                                  ------     -----------     ----
  Chrysler Corp.                                       70         3,430        4,000
  Cigna Corp.                                         145         9,226       10,349
  Cisco Sys Inc.                                    3,910       137,339       82,765
  Citicorp                                          2,060        83,370       80,814
  Compaq Computer Corp.                               400        15,800       13,264
  Computer Assoc. Int'l Inc.                          240        11,640        9,332
  Cyprus Amax Minerals Co.                            425        11,103       12,622
  Dai Nippon Printing Ltd ADR                         231        39,361       42,823
  Dofasco Inc.                                      1,891        25,458       26,445
  Eastman Chemical Co.                                300        15,150       15,643
  Elf Aquitaine ADR                                 1,104        38,916       39,607
  EMC Corp. Mass.                                     235         5,163        5,065
  Emphesys Financial Group Inc.                     3,480       110,490       77,865
  Exel LTD Ord.                                     2,180        86,110       92,806
  Federal Express Corp.                                45         2,711        3,399
  Fiat Spa Preferred ADR                            3,499        40,676       42,252
  First Chicago Corp.                                 195         9,311       10,023
  First Union Corp.                                   340        14,067       14,832
  Fletcher Challenge Ltd ADR                        1,054        24,901       29,047
  Ford Motor Co.                                      160         4,460        5,152
  Foundation Health Corp.                           1,660        51,460       56,407
  Genentech Inc.                                      210         9,581       10,411
  Greenfield Inds Inc.                              2,890        69,360       55,994
  Heineken ADR                                        178        26,854       25,454
  Hitachi Ltd ADR                                     403        39,796       38,981
  Hoechst ADR                                         381        41,418       40,038
  Homdeco Group, Inc.                               2,050        77,131       63,037
  Hoogovens Staal ADR                                 904        41,051       35,650
  Hutchison Whampoa ADR                             1,900        38,431       42,329
  IBM                                                 195        14,332       11,791
  Inco Ltd                                            950        27,194       28,615
  Integrated Device Tech Inc.                       1,900        56,288       42,858
  Intel Corp.                                       1,370        87,509       83,853
  John Alden Financial Corp.                        3,210        92,287      117,829
  John Nuveen Co.                                   1,980        45,293       46,537
  Keycorp                                           3,634        90,850      105,746
  KN Energy Inc.                                    1,790        42,513       41,260
  Ladbroke Group Ltd ADR                           10,257        27,437       27,890
  Lancaster Colony Corp                                73         2,144        2,379
  Life USA Hldg Inc.                                3,650        26,463       46,838
  LIN Broadcasting Corp.                              105        14,018       14,527
  LIN Television Corp.                                 52         1,183            0
  Louisiana Pacific Corp.                           2,570        70,033       87,977
  Lyondell Petrochemical Co.                          540        13,972       13,433
  Mac Frugals Bargins                               2,530        50,600       42,600
  Magna International, Inc.                           255         9,786       10,864
  Mannesmann Aktiengesell ADR                         154        41,927       38,073
  Manpower Inc.                                       535        15,047       14,810
  Martin Marietta Corp.                               315        13,978       14,248

BUTLER SERVICE GROUP, INC.
401(K) PLAN

ITEM 27a of FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1994
- --------------------------------------------------------------------------------

                                                             Fair Value/
                                                              Contract
                                                  Shares        Value        Cost
                                                  ------     -----------     ----
  Matsushita Elec Ind. ADR                            166        27,058       28,505
  Micron Technology                                   352        15,532       11,219
  Motorola Inc.                                        75         4,350        3,641
  Music Land Stores                                 4,510        40,590       81,863
  National Gypsum Co.                               2,460       100,245       91,485
  National Power PLC ADR                              521        39,859       36,581
  National Semiconductor Corp.                      5,200       101,400       85,758
  NEC Corp ADR                                        698        39,786       41,483
  Nestle ADR                                          821        39,116       36,289
  Newbridge Networks Corp.                          2,120        81,090       69,960
  Nippondenso Ltd ADR                                 313        26,353       25,898
  NWNL Companies, Inc.                              2,370        68,730       74,596
  Old Republic Int'l Corp.                          4,460        94,775      100,908
  Paragon Trade Brands Inc.                         1,890        25,042       56,700
  Parker Hannifin Corp.                               225        10,238       10,238
  Phelps Dodge Corp.                                  240        14,850       14,194
  Phllip Morris Cos                                   225        12,938       12,329
  Pioneer Int'l Ltd ADR                            16,115        39,997       36,546
  Pohang Iron & Steel ADR                             686        20,065       23,636
  Premark International Inc.                        2,620       117,245      102,425
  Price / Costco Inc.                               7,620        98,107      139,438
  Quanex Corp.                                      1,930        44,149       38,118
  Repola ADR                                        2,022        36,477       39,732
  Reynolds Metals Co.                                 110         5,390        6,215
  Rival Company                                     3,300        57,750       73,013
  Roosevelt Financial Group Inc.                    5,390        80,850       81,600
  Royal Dutch Petroleum                               365        39,329       39,464
  Royal Nedlloyd Group ADR                          1,639        26,871       29,407
  Safeway Inc.                                        480        15,300       13,179
  Scott Paper Co.                                     225        15,553       14,116
  SGS-Thomson Microelectron                         3,450        78,488       74,822
  Sony Corp. ADR                                      733        41,140       43,165
  Stet Soc Finanz ADR                                 935        27,550       26,180
  Sun Microsystems Inc.                               305        10,827       10,522
  Tandem Computers                                  2,200        37,675       27,597
  Tele Danmark ADR                                  1,098        27,999       28,046
  Telefonos De Mexico ADR                           3,036       124,476      186,809
  Trinity Industries Inc.                           1,900        59,850       62,793
  U.S. Healthcare Inc.                                227         9,364        9,527
  Union Carbide Corp.                                 500        14,687       14,558
  United Healthcare Corp.                             265        11,958       12,506
  Vastar Res Inc.                                   2,850        70,894       81,458
  Vesta Insurance Group, Inc.                       1,300        37,050       36,400
  Vodafone Grp ADR                                    806        27,102       24,977
  Volvo Aktiebolaget ADR                            2,147        40,256       38,756
  Wallace Computer Services Inc.                    2,780        80,620       83,053
  Wash Mutual Inc.                                  6,610       111,544      150,429
  Weatherford Int'l Inc.                            7,110        69,322       75,443
  Wellpoint Health                                  4,510       131,354      135,265

BUTLER SERVICE GROUP, INC.
401(K) PLAN

ITEM 27a of FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1994
- --------------------------------------------------------------------------------

                                                             Fair Value/
                                                              Contract
Common Stocks:                                    Shares        Value        Cost
                                                  ------     -----------     ----
  Westvaco Corp.                                      270        10,598       10,072
  Whirlpool Corp.                                   2,310       116,077      125,214
  YPF Sociedad Anonima ADR                          1,147        24,517       26,808
  Butler International, Inc.                      227,948     1,367,688    1,134,572
                                                             ----------   ----------
                                                             $6,339,455   $6,318,302
                                                             ==========   ==========

BUTLER SERVICE GROUP, INC.
401(K) PLAN A
- --------------------------

ITEM 27d of FORM 5500 - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1994
- --------------------------------------------------------------------------------

                                                          Number of                              Number of
                                                            Sales                    Net Gain     Purchase
Asset Description                                        Transactions    Proceeds     (Loss)    Transactions      Cost
- -----------------                                        ------------    --------    --------   ------------      ----
Single transactions in excess of 5% of Plan assets:

PW Retirement Money Fund                                           1       704,913         -              1      604,396


Series of transactions in excess of 5% of Plan assets:

Common Stock -
  Butler Int'l, Inc.                                               -             -         -             25     $544,158

Continental Bank CD's                                             11      $970,175   $45,175              -            -

LaSalle National Bank                                              -             -         -             31    1,576,000

Greenwood Trust Co. CD's                                           -             -         -             28    1,236,000

PW Retirement Money Fund                                         169     5,725,931         -            246    5,797,975

PWAM Money Market
  Portfolio                                                      132     5,330,492         -            187    4,762,474

Sansom Money Market
  Portfolio                                                       47     1,413,395         -             70    1,011,958


INDEPENDENT AUDITORS' CONSENT
- -----------------------------


We consent to the incorporation by reference in Registration Statement No. 33-40977 on Form S-8 of our report dated June 26, 1995 appearing in the Annual Report on Form 11-K of Butler Service Group, Inc. 401(k) Plan A for the year ended December 31, 1994.



Deloitte & Touche LLP
Parsippany, New Jersey
June 28, 1995

                                   SIGNATURES

   Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                           BUTLER INTERNATIONAL, INC.
                           --------------------------
                                  (Registrant)



June 29, 1995                          By:    /s/ Warren F. Brecht
                                             --------------------------
                                             Warren F. Brecht
                                             Vice President, Secretary,
                                             and Treasurer